SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

IOMEGA CORPORATION

(Name of Subject Company)

IOMEGA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.03-1/3 par value per share

(including associated preferred stock purchase rights)

(Title or Class of Securities)

462030305

(CUSIP Number of Class of Securities)

Jonathan Huberman

Chief Executive Officer

Iomega Corporation

10955 Vista Sorrento Parkway

San Diego, California 92130

(858) 314-7000

 (Name, address and telephone number of person authorized

to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Deyan Spiridonov, Esq.

Paul, Hastings, Janofsky & Walker LLP

3579 Valley Centre Drive

San Diego, California 92130

(858) 720-2590

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 24, 2008 with the Securities and Exchange Commission by Iomega Corporation, a Delaware corporation (“Iomega” or the “Company”), relating to the tender offer (the “Offer”) made by Emerge Merger Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), to acquire all of the issued and outstanding shares of common stock of the Company, par value $0.03-1/3 per share (the “Shares”), including the rights associated with the Shares pursuant to the rights agreement dated July 29, 1999, between Iomega and American Stock Transfer and Trust Company, as amended, at a price of $3.85 per Share in cash, without any interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The Offer is being made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 8, 2008 (the “Merger Agreement”), by and among Purchaser, EMC and Iomega.  The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of EMC.  The consummation of the Offer is conditioned on, among other things, Purchaser’s receiving through the Offer at least a majority of the outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding plus all Shares, if any, which the Company would be required to issue pursuant to any then-outstanding options to acquire Shares).  The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated April 24, 2008 and filed with the Securities and Exchange Commission on April 24, 2008, to which the Offer to Purchase and Letter of Transmittal are exhibits.

Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

Item 8.   Additional Information

Item 8 is hereby amended and supplemented as follows:

(f) Legal Proceedings

On May 8, 2008, a purported stockholder of Iomega filed a complaint seeking certification for a class action lawsuit in the Superior Court of the State of California, County of Vista — North County, docketed as Fievel Gottlieb v. Stephen David, Jonathan Huberman, John Nolan, Margaret Hardin, Dan Maurer, Reynolds Bish, Iomega Corporation, Emerge Merger Corporation and EMC Corporation, Case No. 37-2008-00054149 CUMCNC (the “Gottlieb Action”) against Iomega, each of its directors, EMC and Purchaser. The Gottlieb Action purports to be brought individually and on behalf of all public stockholders of Iomega. The Gottlieb Action alleges that the Iomega director defendants breached their fiduciary duties to Iomega’s stockholders in connection with the Offer and that EMC aided and abetted such alleged breach of the Iomega director defendants’ fiduciary duties. Based on these allegations, the Gottlieb Action seeks, among other relief, declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages as a result of a breach of their fiduciary duties to the purported stockholder and other members of the class, awarding plaintiff the costs, disbursements of the Gottlieb Action including a reasonable allowance for plaintiff’s attorneys and experts’ fees, and granting plaintiff and other members of the class such further relief as the court deems just and proper. The purported stockholder also filed an expedited proceedings motion, seeking to proceed with discovery on an expedited basis. Iomega intends to vigorously defend against the lawsuit.

A copy of the complaint for the Gottlieb Action is attached hereto as Exhibit (a)(5)(A) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5)(A) to this Schedule 14D-9.

Item 9.    Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Feivel Gottlieb in the Superior Court of the State of California on May 8, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008	Iomega Corporation

	By:	/s/ Jonathan Huberman

Name: Jonathan Huberman

Title: Chief Executive Officer and Vice Chairman